Filed Pursuant to Rule 433

Registration Statement No. 333-262548

PRESS RELEASE	FOR IMMEDIATE RELEASE

June 28, 2023

Exchange Offers for U.S. Dollar-Denominated Notes: Correction of Typographical Errors and Inconsistencies

Santiago, Chile: On June 27, 2023, the Republic of Chile (“Chile”) published a prospectus supplement (the “Prospectus Supplement”) setting forth the terms of its invitation to holders of each series of Eligible Notes listed on the inside front cover of the Prospectus Supplement to submit offers to exchange them for New Notes (the “Invitation”). Chile is publishing this press release for the convenience of holders of Eligible Notes solely to correct typographical errors and inconsistencies noted in the Prospectus Supplement. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Prospectus Supplement.

Except as expressly amended hereby to the extent specifically provided herein, all terms of the Invitation contemplated in the Prospectus Supplement and all other disclosures set forth in the Prospectus Supplement remain unchanged and are hereby expressly incorporated into this press release.

1.       Under “Summary of the New Notes”, the Subsequent Rate of Interest applicable to the New Notes included on page S-5 of the Prospectus Supplement is hereby amended to correct a typographical error. As amended, such description will read as follows:

“Subsequent Rate of Interest

Under the terms of the:

(i)	2036 Notes, from and including July 5, 2034 (the “Interest Rate Step Up Date”), the interest rate payable on the 2036 Notes shall be increased by either 25 or 50 basis points to an annual rate of 5.200% or 5.450% (the initial interest rate plus such increase being referred to as the “2036 Notes Subsequent Rate of Interest”), in each case, as set forth in the immediately succeeding paragraph, and

(ii)	2054 Notes, from and including the Interest Rate Step Up Date, the interest rate payable on the 2054 Notes shall be increased by either five or 10 basis points to an annual rate of 5.380% or 5.430% (the initial interest rate plus such increase being referred to as the “2054 Notes Subsequent Rate of Interest”), in each case, as set forth in the immediately succeeding paragraph, […]”

2.       Under “Description of the New Notes”, the Subsequent Rate of Interest applicable to the New Notes included on page S-20 of the Prospectus Supplement is hereby amended to correct a typographical error. As amended, such description will read as follows:

“Notwithstanding the foregoing, under the terms of the:

(i)	2036 Notes, from and including July 5, 2034 (the “Interest Rate Step Up Date”), the interest rate payable on the 2036 Notes shall be increased by either 25 or 50 basis points to an annual rate of 5.200% or 5.450% (the initial interest rate plus such increase being referred to as the “2036 Notes Subsequent Rate of Interest”), in each case, as set forth in the immediately succeeding paragraph, and

(ii)	2054 Notes, from and including the Interest Rate Step Up Date, the interest rate payable on the 2054 Notes shall be increased by either five or 10 basis points to an annual rate of 5.380% or 5.430% (the initial interest rate plus such increase being referred to as the “2054 Notes Subsequent Rate of Interest”), in each case, as set forth in the immediately succeeding paragraph, […]”

3.       Under “Terms of the Invitation”, the time applicable to the acceptance of offers included on page S-14 of the Prospectus Supplement is hereby amended to correct an inconsistency. As amended, such description will read as follows:

“Acceptance of Offers

If Chile determines in its sole discretion to accept any tenders of Eligible Notes submitted pursuant to the Invitation, it will at or around 8:00 a.m., New York City time, on the first business day after the Expiration Deadline, or as soon thereafter as possible, determine and announce by press release: […]”

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This announcement is not an offer or a solicitation of offers to exchange or tender any securities. Any offer will be made solely by documents expected to be prepared in connection with the Invitation. The distribution of materials relating to any offer, and the transactions contemplated by any offer, may be restricted by law in certain jurisdictions. If materials relating to any offer come into your possession, you are required by Chile to inform yourself of and to observe all of these restrictions. The materials relating to any offer does not constitute, and may not be used in connection with, an offer or solicitation in any place where such offers or solicitations are not permitted by law.

The Information and Depositary Agent for the Invitation is Global Bondholder Services Corporation. The website for the Invitation is: https://www.gbsc-usa.com/chile/. Any questions concerning the Invitation or requests for copies of the documents may be directed to the Information and Depositary Agent at the contact information provided below.

Global Bondholder Services Corporation

65 Broadway – Suite 404

New York, New York 10006

Attn: Corporate Actions

Banks and Brokers call: (212) 430-3774

Toll free (855) 654-2015

Email: contact@gbsc-usa.com

The Dealer Managers for the Invitation are:

Credit Agricole Securities (USA) Inc. 1301 Avenue of the Americas, 8th Floor New York, New York 10019 Email: us.liabilitymanagement@ca-cib.com Phone: +1 (866) 807-6030 Attention: Liability Management	HSBC Securities (USA) Inc. 452 Fifth Avenue New York, NY 10018 Toll Free: +1 (888) HSBC-4LM Collect: +1 (212) 525-5552 Email: liability.management@hsbcib.com	Santander US Capital Markets LLC 437 Madison Avenue, 7th Floor New York, New York 10022 Email: USDCMLM@santander.us Phone: +1 (212) 940-1442 Attention: Liability Management Team
Scotia Capital (USA) Inc. 250 Vesey St New York, New York 10281 Email: LM@scotiabank.com Phone: +1-833-498-1660 Attention: Liability Management Group		SG Americas Securities, LLC 245 Park Avenue New York, New York 10167 Email: liability.management@sgcib.com Phone: +1 855 851 2108 Attention: Liability Management

Questions regarding the Invitation may also be directed to the Dealer Managers at the above contacts.

Chile has filed a registration statement (including a prospectus) with the SEC for the offering of securities. Before you make any decision related to this communication, you should read the prospectus in that registration statement and other documents that Chile has filed with the SEC for more complete information about Chile and this announcement. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Chile or any participating underwriter or dealer will arrange to send you the prospectus or any prospectus supplement in connection herewith if you request it by calling Credit Agricole Securities (USA) Inc., at +1 (866) 807-6030, HSBC Securities (USA) Inc., at +1 (866) 811-8049, Santander US Capital Markets LLC, at +1 (212) 940-1442, Scotia Capital (USA) Inc., at +1 (833) 498 1660, SG Americas Securities, LLC, at +1 855 851 2108.

The following additional information of Chile and regarding the New Notes is available from the SEC’s website and also accompanies this free-writing prospectus:

https://www.sec.gov/Archives/edgar/data/19957/000110465923072353/tm2318446d1_18k.htm

https://www.sec.gov/Archives/edgar/data/19957/000110465922011948/tm225317d1_sb.htm

https://www.sec.gov/Archives/edgar/data/19957/000110465923075020/tm2319570d1_424b3.htm

https://www.sec.gov/Archives/edgar/data/19957/000110465923075660/tm2319570d8_424b2.htm

Important Notice

This announcement is not an offer to exchange or a solicitation of an offer to sell the Eligible Notes. The Invitation is being made only by and pursuant to the terms of a prospectus to be filed with the SEC.

The distribution of materials relating to the New Notes Offering and the Invitation, and the transactions contemplated by the New Notes Offering and the Invitation, may be restricted by law in certain jurisdictions. Each of the New Notes Offering and the Invitation is being made only in those jurisdictions where it is legal to do so. The New Notes Offering and the Invitation are void in all jurisdictions where they are prohibited. If materials relating to the New Notes Offering or the Invitation come into your possession, you are required to inform yourself of and to observe all of these restrictions. The materials relating to the New Notes Offering and the Invitation do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the New Notes Offering or the Invitation be made by a licensed broker or dealer and a dealer manager participating in the Invitation or any affiliate of any such dealer manager is a licensed broker or dealer in that jurisdiction, the New Notes Offering or the Invitation, as the case may be, shall be deemed to be made by such dealer manager or such affiliate in that jurisdiction. Owners who may lawfully participate in the Invitation in accordance with the terms thereof are referred to as “holders.”

Stabilization/FCA

No securities are intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in any Member State of the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 (as amended or superseded, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling any securities or otherwise making them available to retail investors in the EEA has been prepared and therefore any offering or selling of any securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

No securities are intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (the “UK”). For these purposes, (a) a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (“FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA; or (iii) an investor who is not a qualified investor as defined in Article 2 of the UK Prospectus Regulation, and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities. Consequently, no key information document required by the PRIIPs Regulation, as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”), for offering or selling securities or otherwise making them available to retail investors in the UK has been prepared and therefore any offering or selling of securities or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

The expression “UK Prospectus Regulation” means the Prospectus Regulation, as it forms part of UK domestic law by virtue of the EUWA.

Neither this communication is, nor any other offer material relating to the Invitation will be, made, and this communication has not been approved, by an authorized person for the purposes of section 21 of the FSMA. This announcement is for distribution only to persons who (a) are outside the United Kingdom; or (b) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”); (c) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Order; or (d) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being “relevant persons”). This announcement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

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ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.